Exhibit (a)(8)

NOVELL, INC.

OFFER TO AMEND OR REPLACE ELIGIBLE OPTIONS

FREQUENTLY ASKED QUESTIONS

The following are answers to some of the questions that you may have about the Offer to Amend or Replace Eligible Options (the “Offer”) and the accompanying Election Form (which, as they may each be amended or supplemented from time to time, constitute the “Offer Documents”). We urge you to read carefully the Offer Documents because the information in this summary is not complete and does not contain all of the information that is important to you.

1.	WHEN DOES THE OFFER COMMENCE?

The commencement date of the Offer is July 3, 2007.

2.	WHEN DOES THE OFFER EXPIRE?

The Offer will expire on August 3, 2007, at 11:59 p.m., Eastern Time, unless we extend the Offer. If the Offer is extended, we will make a public announcement of the extension no later than 9:00 a.m., Eastern Time, on the next business day following the previously scheduled expiration of the Offer.

3.	HOW AND WHEN DO I TENDER MY ELIGIBLE OPTIONS?

To tender one or more of your Eligible Options for amendment or replacement pursuant to the Offer, you must log onto the Novell Innerweb using your confidential user name and password and access the Shareholder Services site located at http://innerweb.novell.com/organizations/finance/shareholderservices. This site contains all the Offer Documents and a link to a personalized Election Form. You must check the appropriate box next to each of your Eligible Options on that Election Form to indicate whether or not you elect to tender that option for amendment or replacement in accordance with the terms of the Offer. You must then submit your completed Election Form electronically by clicking on the “Submit” button. You should print a copy of your Election Form and retain it for your records.

We must receive your completed Election Form before 11:59 p.m. Eastern Time on August 3, 2007. If we extend the Offer beyond that time, you must submit your Election Form before the extended expiration date of the Offer.

4.	DURING WHAT PERIOD OF TIME MAY I CHANGE MY ELECTION WITH RESPECT TO MY ELIGIBLE OPTIONS?

You may change your previously submitted election at any time before 11:59 p.m., Eastern Time, on August 3, 2007. If we extend the Offer beyond that time, you may change your previously submitted election at any time until the extended expiration date of the Offer. To change your election, you must access your personalized Election Form and complete and resubmit that Election Form. You should print a copy of your revised Election Form and retain it for your records.

If you choose not to tender your Eligible Options, then you will be responsible for any penalty taxes, interest payments or other liabilities you may incur with respect to those options.

5.	WHERE CAN I OBTAIN A COPY OF THE ELECTION FORM?

To obtain a copy of your personalized Election Form you must log onto the Novell Innerweb using your confidential user name and password and access the Shareholder Services site located at http://innerweb.novell.com/organizations/finance/shareholderservices. From this site, you will be able to link to your personalized Election Form. If you need assistance obtaining a copy of your election form from the website, please contact Betty DePaola at bdepaola@novell.com

6.	WHAT WILL HAPPEN TO MY TENDERED OPTIONS?

If Novell accepts your tendered Eligible Options pursuant to the terms of the Offer, then each of those options will be amended to increase the exercise price per share to the lower of (i) the Fair Market Value per share of Novell common stock on the revised measurement date determined for that option and (ii) the Fair Market Value per share of such common stock on the expiration date of the Offer. The “Fair Market Value” per share of our common stock on any date means the closing selling price per share of our common stock on the last market trading day prior to that date.

However, if an Eligible Option you tender for amendment has an exercise price per share at or above the Fair Market Value per share of Novell common stock on the expiration date of the Offer, then that option will be cancelled on that date and immediately replaced with a new option that is exactly the same as the tendered Eligible Option it replaces, with the same exercise price per share, vesting schedule and expiration date, but with a new grant date. Such cancellation and regrant is necessary in order to avoid any potential adverse taxation of that option under Internal Revenue Code Section 409A with respect to an Eligible Option whose original exercise price is not increased.

7.	WHERE CAN I OBTAIN MORE INFORMATION ABOUT THE OFFER?

The Offer to Amend or Replace Eligible Options which was attached to the email announcing the Offer describes the Offer in detail and also contains a question and answer summary of the Offer. You may also access this document from the Shareholder services site on the Novell Innerweb at http://innerweb.novell.com/organizations/finance/shareholderservices.

8.	WHAT ARE SOME OF THE KEY DATES TO REMEMBER?

The commencement date of the Offer is July 3, 2007.

The Offer will expire at 11:59 p.m., Eastern Time, on August 3, 2007 (unless we extend it).

The Eligible Options will be amended or replaced on August 3, 2007 (unless we extend the Offer).

The cash bonus will be payable on the Company’s first regular payroll date in January 2008.

9.	WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

For additional information or assistance, you should contact Betty DePaola at bdepaola@novell.com.

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